SECURITIES & EXCHANGE COMMISSION
                           Washington, D.C. 20549
                           ----------------------

                                 SCHEDULE 13D/A
                                (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                                 (Amendment No. 3)*

                            Westmoreland Coal Company
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                   960878106
                                (CUSIP Number)

                              Jeffrey L. Gendell
        200 Park Avenue, Suite 3900, New York, New York 10166 (212) 692-3695
                 (Name, address and telephone number of person
              authorized to receive notices and communications)

                                  December 28, 2000
            (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                        (Continued on following pages)

                           (Page 1 of 10 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 960878106                 13D                    Page 2 of 10 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Tontine Partners, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 202,690
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 202,690
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 202,690
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                2.9%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 960878106                 13D                    Page 3 of 10 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Tontine Management, L.L.C.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 202,690
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 202,690
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 202,690
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                2.9%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 OO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 960878106                 13D                    Page 4 of 10 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                        Tontine Overseas Associates, L.L.C.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 43,630
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 43,630
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 43,630
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                0.6%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                IA
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 960878106                 13D                    Page 5 of 10 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                  Jeffrey L. Gendell
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                   WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                549,000
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                246,320
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                549,000
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                246,320
-----------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                795,320
-----------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                11.2%
-----------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 960878106                 13D                    Page 6 of 10 Pages

Item 1.     Security and Issuer.

          The Schedule 13D filed on March 26, 1999 by Jeffrey L. Gendell, as amended by Amendment No. 1 filed on July 12, 2000(the "Schedule 13D"), as further amended by Amendment No. 2 filed on September 25, 2000, relating to the common stock, $2.50 par value (the "Common Stock") of Westmoreland Coal Company (the "Company")is hereby amended further by this Amendment No. 3 to the Schedule 13D. The Company's principal executive offices are located at 14th Floor, 2 North Cascade Avenue, Colorado Springs, Colorado 80903.

Item 2.     Identity and Background.

     (a)  This statement is filed by:
          (i) Tontine Partners, L.P., a Delaware limited partnership
              ("TP"), with respect to the shares of Common Stock directly owned by it;
         (ii) Tontine Management, L.L.C., a Delaware limited liability company ("TM"), with respect to the shares of Common Stock directly owned by TP;
        (iii) Tontine Overseas Associates, L.L.C., a Delaware limited liability company ("TOA"), which serves as investment manager to Tontine Overseas Fund, Ltd., a company organized under
              the laws of the Cayman Islands ("TOF")with respect to the shares of Common Stock owned by TOF; and
        (iv) Mr. Jeffrey L. Gendell ("Mr. Gendell") with respect to the shares of Common Stock directly owned by him, TP and TOF.
              The foregoing persons are hereinafter sometimes
              collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The address of the principal business and principal office of TP and TM is 200 Park Avenue, Suite 3900, New York, New York
             10166. The business address of Mr. Gendell is 200 Park Avenue, Suite 3900, New York, New York 10166.
     (c) The principal business of TP is serving as a private investment limited partnership investing primarily in financial institutions.
             The principal business of TM is serving as general partner to TP. The principal business of TOA is that of an investment adviser engaging in the purchase and sale of securities on behalf of clients. Mr. Gendell serves as the Managing Member of TM and
TOA.
     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was,
            or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

CUSIP No. 960878106                 13D                    Page 7 of 10 Pages

     (f) TP is a limited partnership organized under the laws of the State of Delaware. Each of TM and TOA is a limited liability company organized under the laws of the State of Delaware. Mr. Gendell is a United States citizen.

Item 3.     Source and Amount of Funds and Other Consideration.

     The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by TP, TOF and Mr. Gendell is approximately $3,748,317. Neither TM nor TOA owns directly any shares of Common Stock.

       The shares of Common Stock purchased by TP, TOF and Mr. Gendell were purchased with working capital and on margin. TP's margin transactions are with ING Barings Furman Selz LLC, on such firm's usual terms and conditions. All or part of the shares of Common Stock directly owned by TP, TOF and Mr. Gendell may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to TP, TOF and Mr. Gendell, respectively. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

*****************************

Item 5.     Interest in Securities of the Issuer.

      A. Tontine Partners, L.P.
              (a) Aggregate number of shares beneficially owned: 202,690
                         Percentage: 2.9%  The percentages used herein and in
the rest of Item 5 are calculated based upon the 7,069,663 shares of Common Stock issued and outstanding as of November 1, 2000 as reflected in the Company's Form 10-Q for the period ending September 30, 2000.
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 202,690
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition:
202,690
              (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by TP in the Common Stock within the last sixty days, which were all in the open market, are set forth in
Schedule A and are incorporated by reference.
              (d) TM, the general partner of TP, has the power to direct the affairs of TP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. Mr. Gendell is the Managing Member of TM and in that capacity directs its operations.
              (e) Not Applicable.

      B.  Tontine Management, L.L.C.
              (a) Aggregate number of shares beneficially owned: 202,690
                         Percentage: 2.9%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 202,690
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition:
202,690

CUSIP No. 960878106                 13D                    Page 8 of 10 Pages

              (c) TM did not enter into any transactions in the Common Stock of the Company within the last sixty days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days on behalf of TP, which were all in the open market, are set forth in Schedule A, and are incorporated by reference.
              (d)  Not applicable.
              (e)  Not applicable.

      C.  Tontine Overseas Associates, L.L.C.
              (a) Aggregate number of shares beneficially owned: 43,630
                         Percentage: 0.6%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 43,630
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 43,630
              (c) TOA did not enter into any transactions in the Common Stock of the Company within the last sixty days.
              (d) Each of the clients of TOA has the power to direct the receipt of dividends from or the proceeds of the sale of such shares.
              (e)  Not applicable.

      D.  Jeffrey L. Gendell
             (a) Aggregate number of shares beneficially owned: 795,320
                       Percentage:  11.2%
             (b) 1.  Sole power to vote or direct vote: 549,000
                 2.  Shared power to vote or direct vote: 246,320
                 3.  Sole power to dispose or direct the disposition: 549,000
                 4.  Shared power to dispose or direct the disposition:
246,320
             (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days on behalf of TP, which were all in the open market, are set forth in Schedule A, and are incorporated by reference.
             (d)  Not applicable.
             (e)  Not applicable.

CUSIP No. 960878106                 13D                   Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  January 4, 2001

                                    /s/ JEFFREY L. GENDELL
                                    ---------------------
                                    Jeffrey L. Gendell, individually, and as
                                    managing member of
                                    Tontine Management, L.L.C.,
                                    general partner of
                                    Tontine Partners, L.P., and
                                    as managing member of
                                    Tontine Overseas Associates, L.L.C.,

CUSIP No. 960878106                 13D                   Page 10 of 10 Pages

                                  Schedule A

                             Tontine Partners, L.P.

                                                      Price Per Share
Date of                       Number of Shares        (including commissions,
Transaction                   Purchased/(Sold)        if any)
12/28/00                          16,000                   $8.49
12/29/00                          15,000                   $9.03
01/02/01                          25,000                   $9.00
01/03/01                          22,200                   $8.94